November 29, 2007
Mr. William Choi
Securities and Exchange Commission
Washington, D.C. 20549

RE:	True Religion Apparel, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 27, 2007
File No. 0-51483
Dear Mr. Choi,
This letter sets forth the response of True Religion Apparel, Inc. (the “Company”) to the comments set forth in your letter dated November 1, 2007 in connection with the 2006 Form 10-K filed by the Company on March 27, 2007 For your convenience, we have numbered and set forth each comment from your letter followed by our response.
Form 10-K for the Year Ended December 31, 2006
Consolidated Financial Statements
Consolidated Statements of Income and Comprehensive Income, page F-6
1.	We have reviewed your response to prior comment 4 in our letter dated July 9, 2007. Since you include out-bound shipping costs in the selling and shipping expense line item rather than in cost of sales, to the extent significant, please quantify and disclose those costs in future filings in accordance with EITF 00-10. Additionally, we note that you include occupancy costs in the retail expenses and in the general and administrative expense line items. To the extent these costs are material, please quantify and disclose these costs and discuss any changes in management’s discussion and analysis in future filings.
•	We have considered the Staff’s comment regarding out-bound shipping costs. In future filings we will evaluate if the shipping and handling costs we incur are significant, and if they are, we will disclose in the notes to our consolidated financial statements their amounts.

•	We have also considered the Staff’s comment regarding the disclosure of our occupancy costs. In future filings we will evaluate if our retail and warehousing occupancy costs are material, and if they are, we will quantify these costs in the notes to our consolidated financial statements; we will also discuss these costs in our management’s discussion and analysis in future filings if they are material to our operating results.

True Religion Apparel, Inc.
Response Letter to SEC — November 29, 2007

The Company acknowledges that:
The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s 2006 Form 10-K report and 10-Q report as of and for the quarter ended March 31, 2007;
Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s 2006 Form 10-K report and 10-Q report as of and for the quarter ended March 31, 2007; and
The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company appreciates the work of the Staff to assist in the Company’s compliance with the SEC’s disclosure requirements and to enhance the overall disclosure in the Company’s financial reports.
If you have any questions about our responses, please do not hesitate to contact the Company’s Chief Financial Officer, Pete Collins, at (323) 266-3072.
Sincerely,
True Religion Apparel, Inc.
/s/ Peter F. Collins
Peter F. Collins
Chief Financial Officer